UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-146744

CAPSALUS CORP.
(Exact name of registrant as specified in its charter)

618 S. Northwest Highway, #139, Barrington, Illinois 60010 (888) 400-7179
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share
(Titles of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 366

Capsalus Corp. hereby withdraws its Form 15 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty of File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934, filed on May 18, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934 Capsalus Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 6, 2012	By:	/s/ Steven M. Grubner
	Name:	Steven M. Grubner
	Title:	Interim Chief Executive Officer